UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 3rd, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Jeanine Wai is appointed Vice President, Investor Relations North America of TotalEnergies (June 1, 2023).

Exhibit 99.2	Capital increase reserved for employees of TotalEnergies in 2023 (June 1, 2023).

Exhibit 99.3	Disclosure of Transactions in Own Shares (June 5, 2023).

Exhibit 99.4	TotalEnergies Steps up Sustainable Aviation Fuel Production at Grandpuits (June 7, 2023).

Exhibit 99.5	Kazakhstan: TotalEnergies signs a 25-year PPA for a 1 GW Wind Project (June 9, 2023).

Exhibit 99.6	Disclosure of Transactions in Own Shares (June 12, 2023).

Exhibit 99.7	Nigeria: TotalEnergies makes oil and gas discovery in offshore OML 102 (June 13, 2023).

Exhibit 99.8	United States: TotalEnergies Strengthens its Position in LNG by Partnering with GIP and NextDecade on a new LNG project in Texas (June 14, 2023).

Exhibit 99.9	Paris Air Show : TotalEnergies Committed to the Production of Sustainable Aviation Fuel to Meet Its Aviation Customers’ need (June 19, 2023).

Exhibit 99.10	Disclosure of Transactions in Own Shares (June 19, 2023).

Exhibit 99.11	Decarbonizing Industry in France: TotalEnergies to Supply Certified Sustainable Biomethane to Saint-Gobain (June 20, 2023).

Exhibit 99.12	Fourniture de gaz : TotalEnergies annonce une réduction de 10 % sur le kWh pendant 1 an pour ses nouveaux clients particuliers en gaz (June 20, 2023).

Exhibit 99.13	Germany: TotalEnergies and VNG join Forces on Green Hydrogen to Decarbonize the Leuna Refinery (June 21, 2023).

Exhibit 99.14	Aramco and TotalEnergies award contracts for $11 billion Amiral project (June 24, 2023).

Exhibit 99.15	Disclosure of Transactions in Own Shares (June 26, 2023).

Exhibit 99.16	TotalEnergies partners with Petronas and Mitsui on a Carbon Storage hub in Malaysia (June 26, 2023).

Exhibit 99.17	Energy transition & Renewables: TotalEnergies partners with Petronas in Asia-Pacific (June 26, 2023).

Exhibit 99.18	Provence-Alpes-Côte d’Azur : un nouvel investissement majeur de TotalEnergies à la bioraffinerie de La Mède en 2024 (June 28, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 3rd, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer